Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law	Neil E. Grayson
104 South Main Street / Ninth Floor / Greenville, South Carolina 29601	(Admitted in GA, SC & NY)
Tel: 864.250.2300 Fax: 864.232.2925	864.250.2235
www.nelsonmullins.com	Fax: 864.250.2359
neil.grayson@nelsonmullins.com

November 14, 2005

Mr. Josh Forgione
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

        Re:     Palmetto Real Estate Trust
                   Form 10-KSB for the year ended December 31, 2004
                   Form 10-QSB for the quarterly period ended March 31, 2005
                   File No. 000-00179

Dear Mr. Forgione:

On behalf of Palmetto Real Estate Trust we are responding to the Staff’s comment letter dated November 3, 2005 regarding on the filings listed above and the Trust’s response filed October 31, 2005. The paragraphs below respond to the Staff’s numbered comment.

Form 10-QSB For the Quarterly Period Ended March 31, 2005

Item 2.    Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – For the three months ended March 31, 2005 compared to the three months ended March 31, 2004, page 5

Comment #1

We note in your response to comment 6 that you did not recognize revenue for the Haywood-Pelham Road lease on a straight-line basis in your historical financial statements. Please confirm to us whether all other leases are accounted for on a straight-line basis in accordance with FTB 85-3, as applicable.

Response: Analysis performed on behalf of the Trust identified three more leases which are impacted by FTB 85-3 in addition to the Haywood-Pelham Road lease. In the other three leases, the Trust correctly adjusted billings in accordance with the lease terms. Following is a summary of the analysis:

Mr. Josh Forgione
November 14, 2005

Truegreen Chemlawn Lease

		Monthly
	Monthly	FTB
	Rent, per	85-3
	Lease	S/L	Monthly	Aggregate
Year	Agreement	Rent	Difference	Difference	Asset
November 1999 (inception) - October 2000	7,475	8,032	557	6,684	6,684
November 2000 - October 2001	7,675	8,032	357	4,284	10,968
November 2001 - October 2002	7,875	8,032	157	1,884	12,852
November 2002 - October 2003	8,075	8,032	(43)	(516)	12,336
November 2003 - October 2004	8,275	8,032	(243)	(2,916)	9,420
November 2004 - December 2004	8,375	8,032	(343)	(686)	8,734
January 2005 - June 2005	8,375	8,032	(343)	(2,058)	6,676

Sunshine House, Mt. Pleasant, SC

		Monthly
	Monthly	FTB
	Rent, per	85-3
	Lease	S/L	Monthly	Aggregate
Year	Agreement	Rent	Difference	Difference	Asset
April 2003 (inception)- December 2003	10,726	11,686	960	8,640	8,640
January -December 2004	10,726	11,686	960	11,520	20,160
January - June 2005	10,726	11,686	960	5,760	25,920

Sunshine House, Columbia, SC

		Monthly
	Monthly	FTB
	Rent, per	85-3
	Lease	S/L	Monthly	Aggregate
Year	Agreement	Rent	Difference	Difference	Asset
August 2001 (inception) - July 2002	9,500	10,847	1,347	16,164	16,164
August 2002 - January 2003	10,000	10,847	847	5,082	21,246
February 2003 - December 2004	10,573	10,847	274	6,302	27,548
January 2005 - June 2005	10,573	10,847	274	1,644	29,192

Haywood-Pelham Road Lease (as presented in our October 31, 2005 response letter)

		Monthly
	Monthly	FTB
	Rent, per	85-3
	Lease	S/L	Monthly	Aggregate
Year	Agreement	Rent	Difference	Difference	Asset
June 1993 (inception) - May 1998	$9,334	$10,267	$933	$55,980	$55,980
June 1998- May 2003	$10,267	$10,267	$--	$--	$55,980
June - December 2003	$11,200	$10,267	($ 933)	($ 6,531)	$49,449
January - December 2004	$11,200	$10,267	($ 933)	($11,196)	$38,253
January - June 2005	$11,200	$10,267	($ 933)	($ 5,598)	$32,655

Mr. Josh Forgione
November 14, 2005

The summarized lease asset to be recorded based on the above is as follows:

December 31, 2003	$ 94,199
December 31, 2004	94,695
June 30, 2005	94,443

Based on the above, the Trust has revised the effect of errors to its financial statements for the years ended December 31, 2004 and 2003. Below is a summary and aggregation of these corrections and their impact on the Trust’s previously filed financial statements (revised from out October 31, 2005 response).

Statement of Income
Increase / (Decrease)
	2004	2003
Net Income, as reported	$1,308,314	$1,834,088

Amortization of intangibles, net of the
related change in depreciation expense	(24,828)	(2,125)

Historical basis of Timberlands	(10,000)	--

Correction of lease payments - Haywood-
Pelham Road ($933 x 12)	11,196	11,196

Correction of lease payments
Truegreen Chemlawn	(3,116)	(916)
Sunshine House, Mt. Pleasant	11,520	8,640
Sunshine House, Columbia	3,288	3,861

Net Income, revised	$1,296,374	$1,854,744

Earnings per share, as reported	$0.74	$1.04
Earnings per share, revised	$0.73	$1.05

On behalf of the Trust, we believe, individually and in the aggregate, that these amounts are immaterial to the Trusts financial position and to the results of operations for the years ended December 31, 2004 and 2003. The trust plans to reflect all of these changes in its June 30, 2005 10-QSB (which the Trust plans to file early next week) and on a going forward basis in future filings.

On behalf of Palmetto Real Estate Trust, we hereby acknowledge that:

•	Palmetto Real Estate Trust is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	Palmetto Real Estate Trust May not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Josh Forgione
November 14, 2005

Please acknowledge receipt of this filing by means of EDGAR Postmaster. Please contact me at (864) 250-2235 if you have any questions or any additional comments.

Very truly yours,

    /s/ Neil E. Grayson

Neil E. Grayson